冠軍科技集團
CHAMPION TECHNOLOGY

For Immediate Release

Champion Technology Gears Up Its Next Generation Network Solution Strategy with Advanced Web Communication Management Solution

Hong Kong (26 November 2003) - Communications software group Champion Technology Holdings Limited (SEHK:092) today presented a highly flexible web service solution for resource-constrained information appliances, which include next generation cellphone, PDA, and office equipment (such as photocopier and printer) connected to the network. The demonstration was jointly presented with US-based technology company Twin Communications of America (TCA), patent owner of XOE (eXtensible Operating Environment), a Java/XML based web service engine suitable for deployment to a wide range of next generation communications devices.

XOE is the world's smallest web service engine, strategically positioning itself as the de-facto standard for next generation communication, be it 3G, 4G or beyond, by providing an interactive communication tool between server and the terminals. Its compact program size provides a fast, cost effective, flexible solution specifically engineered for small, resource-constrained information appliances such as PDAs, cellphones, web-enabled smartphones, automotive telematics, TV set-top boxes, and a whole spectrum of office equipment connected to the network. ***The pre-installed XOE solution sits on existing JAVA layer and is interoperable with different platforms, therefore requiring no changes to or replacement of user terminals.***

In one of the demos, an online purchase order system was presented on both the PDA (IPAQ in this case) and the PC, which acts as the server, involving both data and software synchronization. The download and upgrade of the software program was instant on the IPAQ.

In the second demo, a full-length MPEG 2 movie with DVD resolution was played on the IPAQ. Without upgrading the mobile device, currently only MPEG 4 (low bit-rate version) movies can be displayed due to limitation of device resources (CPU speed and memory).

The third demo involved peer-to-peer application whereby an iPAQ remotely controlled a PC which had been hooked up with a printer to execute print-out of a Word document.

The above demos highlighted the beauty of XOE in providing applications solutions (online order, MPEG 2, peer-to-peer application) to small, resource-constrained devices such as the PDA, with dynamic upgrade of software on client side.

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CHAMPION TECHNOLOGY HOLDINGS L...
冠軍科技集團有限公司
www.championtechnology.com
3/F Kantone Centre, 1 Ning Foo Street, Chai Wan, Hong Kong Tel (852) 2897 1111 Fax (852) 2558 3333
香港柴灣寧富街一號看通中心三字樓 電話 (852) 2897 1111 傳真 (852) 2558 3333

According to the terms of collaboration, Champion Technology will engage in further technical development of XOE in terms of interoperability with different OS, and in customizing applications for deployment in specific industries. Champion will also work closely with Synapse Co., Ltd., a Silicon Valley-based marketing and software licensing agent for XOE, to market and distribute XOE systems and solutions, leveraging its global network in over 50 countries, and a vast installed client base in a wide range of industries, most notably hospitals and fire services.

Commenting on the new collaboration, Paul Kan said, "The new alliance is part of our continuing effort to expand our total mobile and ubiquitous (anytime, anywhere, any device) solutions and service offerings through integration of wireless communications with the Internet. Today, portable device capabilities, wireless and networking speeds, and communication service price points are reaching a level where they can be used in the widespread deployment of mobile enterprise applications. The potential is enormous, but much work and investment will be required."

According to Nobuharu Hiruma, President and CEO of TCA, "XOE provides the most advanced and common platform in managing the communication between a wide range of Internet / Information appliances and the server. This new architecture with comprehensive web management will replace or supplement the conventional PC, whether it's desktop or laptop, in the mobile and outdoor environment in the future."

Yoshihisa Ueno, Chairman of Synapse, added, "XOE will find its way into many more devices and applications, as we provide an open platform and development tool kit for applications providers. We're very pleased to join hands with Champion Technology, which is a well-established player in wireless and IT, and its global network will prove to be of great value to the promotion and marketing of XOE."

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About Champion Technology (stock code 092)

Champion Technology (www.championtechnology.com) is the holding company of a communications software group of companies, with subsidiaries specializing in wireless technologies formed in 1930s, and software development established in 1987. Capitalising on its wireless transmission and information software experience, the Group has successfully integrated different communications technologies into a comprehensive range of solutions and services. The Group's solutions include software-enhanced wireless messaging, radio products and systems, as well as networking and Internet access products for consumers, network operators, and commercial, government and industrial customers.

In recognition of the potential of the digital economy and digital convergence, the Group has in recent years been focusing on a number of fundamental Internet solutions, especially in the arena of wireless Internet, covering the aspects of speed, capacity of access, security and authentication, digital content creation, and e-commerce. The Group's objective is to build on its global and regional presence to promote its e-services, especially in China.

The Group has a global presence in more than 50 countries through a network of regional offices and distributors, and it includes 3 Hong Kong listed companies and a former London listed company. Champion Technology Holdings Limited has a primary listing on The Stock Exchange of Hong Kong Limited.

About TCA (Twin Communications of America)

TCA (www.twincom.net) is a Java based software solution company, located in the heart of Silicon Valley, San Jose, CA. It provides technology and products aimed at realizing true ubiquitous networking solutions. In April 2003, TCA acquired all of the assets of Transvirtual Technology, Inc. (USA). Included in the transaction of assets was XOE (eXtensible Operating Environment), a JAVA/XML based web service engine suitable for deployment in a wide range of Internet appliances.

About Synapse Co., Ltd.

Synapse (www.synapsecorp.biz) is the Silicon Valley-based affiliate of TCA, acting as the latter's Business Development and Marketing arm under the licensing rights of XOE.

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Please direct your enquiries to:
Champion Technology Holdings Limited
Corporate and Public Affairs Division
Tel: 28969320 Fax: 25583111
Email: ir@championtechnology.com
Web Site: http://www.championtechnology.com